

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

August 11, 2009

<u>Via International Mail</u>

Larysa Dekhtyaruk
Chief Executive Officer
Loran Connection Corp.
190 Dzerjinskogo St., Ovidiopol,
Odesska obl., 67801,
Ukraine

> **Re:** **Loran Connection Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 6, 2009**
> **File No. 333-159517**

Dear Ms. Dekhtyaruk:

     We have reviewed your responses to the comments in our letter dated July 30, 2009 and have the following additional comments.

<u>Summary, page 3</u>

1. We note your response to prior comment 3 and the corresponding disclosure in the third paragraph that you estimate needing approximately $29,000 to operate for the next 12 months. In your Plan of Operation section on page 22, the breakdown of your business plan over the course of the next 12 months, however, anticipates the need for approximately $39,500. Please revise, where applicable, to reconcile this apparent inconsistency.

<u>Any Additional Funding We Arrange through the Sale of Our Common Stock, page 10</u>

2. Please revise the first sentence of this risk factor to clarify that your requirement of additional capital is necessary to implement your business plan rather than to enable your business plan to "succeed."

Plan of Operation, page 22

3. We note your response to prior comment 12. Please revise to clarify that your anticipated expenditures of $2 to 6 thousand dollars for salaries are per year rather than per month.

Security Ownership of Certain Beneficial Owners and Management, page 27

4. Please revise to correct the combined beneficial ownership of management disclosure in the beneficial ownership table to reflect that management consists of all directors and your sole officer rather than "all officers and sole director."

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Faiyaz Dean, Esq.
Via facsimile: (206) 493-2777